Exhibit 99.1

Seasoned Drone, Air Mobility and Defense Executive Cameron Chell Joins ParaZero as Advisor

Tel Aviv, Israel, Nov. 01, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, today announced that Mr. Cameron Chell has joined the ParaZero team as special advisor. Mr. Chell will help facilitate business development efforts in the drones’ market as well as the defense field.

Mr. Chell is a seasoned entrepreneur and executive, bringing more than 25 years of experience in the technology industry as well as expertise working in public companies. He is the co- founder and CEO of Draganfly Innovations Inc., (NASDAQ: DPRO), an award-winning, industry-leading drone solution and systems developer.

“Cameron Chell’s extensive industry experience is a testament to his status as a respected figure in the fields of drones, air mobility, and defense. His decision to join ParaZero signifies our commitment to forging partnerships with leaders in the industry and driving innovation. We are thrilled to welcome Cameron to our team, and we look forward to his contribution,” said Boaz Shetzer, Chief Executive Officer of ParaZero.

About ParaZero Technologies

ParaZero (https://parazero.com/) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how Mr. Chell will help facilitate the Company’s business development efforts in the drones’ market as well as the defense field. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246